NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     000-13355

ASM INTERNATIONAL N.V.                The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Versterkerstraat 8, 1322 AP Almere, The Netherlands            +31 88 100 8810

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Shares, par value € 0.04

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note

On August 11, 2015, ASM International N.V. (the “Company”) filed with the Securities and Exchange Commission a Form 25, which inadvertently did not designate the rule provision relied upon to strike the class of securities from listing and registration, and inadvertently omitted the Company’s signature. The Company hereby files this Amendment No. 1 to correct these items.

Pursuant to the requirements of the Securities Exchange Act of 1934, ASM International N.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 17, 2015	/S/ PETER VAN BOMMEL	Member of the Management Board, Chief Financial Officer
Date	Peter A.M. van Bommel	Title